UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001- 12

Notice to Stockholders

The Management Bodies of Banco Bradesco S.A., gathered in meetings held on November 22, 2004, decided:

Board of Executive Officers

To propose to the Company’s Board of Directors, in a meeting of this body to be held on December 6, 2004, the payment to the Company’s stockholders of Complementary Interest on Own Capital relating to the fiscal year 2004, in the amount of R$5.439542815 per common stock and R$5.983497096 per preferred stock, representing approximately 39 times the monthly paid interest, benefiting the stockholders registered in the Bank’s books on that date (12.6.2004).

Upon approval of this proposal, the payment shall be settled on 2.15.2005, in the net amount of R$4.623611393 per common stock and R$5.085972532 per preferred stock, after a fifteen percent (15%) withholding Income Tax, except for corporate entities stockholders, which are exempted from this taxation, and thus will receive the declared amount.

The Interest on Own Capital related to the stocks deposited at CBLC (Brazilian Clearing and Depositary Corporation) shall be paid to the referred CBLC, which will transfer this interest to the stockholders by means of depositor Brokerage Houses.

The table below presents a statement of the paid, declared and proposed Interest on Own Capital relating to the fiscal year 2004:

In R$
Monthly	281,317,631.58
1st half - Intermediary	140,644,361.78
Complementary of fiscal year 2004	903,038,999.96
Total	1,325,000,993.32

Per stock, in R$
Type	Total Monthly	1st half –Intermediary	Complementary of fiscal year 2004	Total
Common (ON)	1.694160000	0.847080000	5.439542815	7.980782815
Preferred (PN)	1.863576000	0.931788000	5.983497096	8.778861096

The capital remuneration policy adopted by Bradesco aims the distribution of Interest on Own Capital in the maximum calculated amount in conformity with the current legislation.

The amounts distributed as Interest on Own Capital are included, net of withholding Income Tax, in the calculation of the mandatory dividends, as provided in the Company’s By-Laws.

Board of Directors

  To call for a Special Stockholders’ Meeting, to be held on December 9, 2004, at 4:00 p.m., at the Company’s head office, Cidade de Deus, in the “Salão Nobre” on the 5th floor of Prédio Novo, Vila Yara, Osasco, São Paulo, Brazil, in order to examine the Board of Directors’ proposals to:

1. split the stocks representing the Capital Stock, without altering the amount thereof, already, in such manner that the stockholders shall have their stockholding positions accrued by 200%, receiving, on a free basis 2 (two) new stocks for each stock of the same type held on the date of Meeting, in accordance with Article 12 of Law 6,404/76, which aims at offering an enhanced liquidity to stocks, with resulting adjustment of stock price value on the market to a more attractive level for trading.

Simultaneously to the Brazilian Market operation, and in the same proportion, the splitting of DRs - Depositary Receipts shall occur in the U.S. (NYSE) and European (Latibex) Markets, where investors shall receive two (2) DRs, on a free basis for each DR held on the date of Meeting; in such manner that the DRs continue to be traded at the ratio of one (1) stock per one (1) DR, in the respective markets.

The stocks resulting of the split will not imply an increase in the monthly distribution of dividends and/or interest on own capital, as they aim at offering an enhanced liquidity to the stocks, as it was explained above. The Monthly Interest on Own Capital, to be declared after the approval of the splitting process by the Brazilian Central Bank, will be adjusted, from R$0.1411800 to R$0.0470600 per common stock and from R$0.1552980 to R$0.0517660 per preferred stock, in such manner that the stockholders continue receiving the same amount they received prior to the referred operation.

2. Capital Increase, at the amount of R$700,000,000.00, from R$7,000,000,000.00 to R$7,700,000,000.00, through the issuance of 17,500,000 new book-entry registered stocks, with no par value, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, at the price of R$40.00 per stock, by means of a private subscription by stockholders during the period between 12.27.2004 and 1.27.2005, in the proportion of 3.688612594% over the stockholding position held by each one on the date of the Meeting, following the stock splitting proposed in item one (1) above, with payment at sight of 100% of subscribed stocks amount, on 2.15.2005, on the same date of the payment of Complementary Interest on Own Capital.

The capital increase has as main objective to give continuity and invigorate investments in the expansion and modernization of our facilities, especially information technology, maintaining the Bank’s structure at levels adequate to an efficient rendering of services and optimization of processes, to consolidate the segmentation and reinforce the Bank’s capitalization in light of expectation of loan operations volume growth for the next years.

Dividends - Stocks resulting from the split and the ones subscribed in the referred capital increase shall be entitled to monthly dividends and/or interest on own capital, and possibly complementary dividends and/or interests to be declared from the date of the approval of the respective process by the Brazilian Central Bank. They also shall be fully entitled to possible attributed advantages to other stocks from the referred approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.